[BRYAN CAVE LETTERHEAD]

December 2, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	James River Group Holdings, Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 24, 2014
File No. 333-199958

Dear Mr. Riedler:

On behalf of James River Group Holdings, Ltd. (the “Company”), this letter sets forth the response of the Company to the comment contained in your letter dated December 2, 2014, relating to Amendment No. 1 to the Registration Statement on Form S-1 (CIK No. 0001620459) filed on November 24, 2014 (the “Registration Statement”). The Company’s response set forth below corresponds to the comment as numbered in the letter from the staff of the U.S. Securities and Exchange Commission (the “Staff”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s response to the comment received from the Staff and certain other updated information. The Company will also provide the Staff courtesy copies of the Amended Registration Statement, marked to reflect the changes from the Registration Statement.

Capitalization, page 46

1.	You disclose on page 14 that you will grant restricted share units and options to executive officers, employees and directors on the date of consummation of this offering. Please revise your disclosure to highlight the charges to earnings that will occur upon the completion of your offering for any stock-based compensation resulting from these grants. Please ensure you include all such earnings charges in your capitalization computation.

The Company has added disclosure on pages 14 and 46 clarifying that none of the restricted share units or options issued on consummation of the offering will be vested at issuance, and accordingly there will be no compensation charge at consummation of the offering.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission December 2, 2014 Page 2

If you should have any questions regarding this letter, please do not hesitate to contact me at (212) 541-2275.

Very truly yours,

/s/ Kenneth L. Henderson

Kenneth L. Henderson

cc:	Securities and Exchange Commission
Dana Hartz
Mary Mast
Austin Stephenson

James River Group Holdings, Ltd.
J. Adam Abram
Robert P. Myron
Gregg T. Davis